                                UNITED STATES                         OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION              OMB NUMBER       3235-0145
                            Washington, D.C. 20549                    Expires:   October 31, 1994
                                                                      Estimated average burden
                                 SCHEDULE 13D                         hours per form........14.90

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                               SunAmerica Inc.
            -------------------------------------------------------
                               (Name of Issuer)

                         Common Stock $1.00 Par Value
            -------------------------------------------------------
                        (Title of Class of Securities)

                                 866 930 10 0
                 ---------------------------------------------
                                (CUSIP Number)

        Edward A. Landry,
        c/o Musick, Peeler & Garrett
        Suite 2000, One Wilshire Boulevard
        Los Angeles, CA 90017                           (213) 629-7600
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 14, 1994
     --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 866 930 10 0                                         Page 2 of 6 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Edward A. Landry

   2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        00

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                         7    SOLE VOTING POWER
                              1,386,827
    NUMBER OF
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY                -0-
    OWNED BY
      EACH               9    SOLE DISPOSITIVE POWER
   REPORTING                  1,386,827
  PERSON WITH

                        10    SHARED DISPOSITIVE POWER
                              -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        1,386,827

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [ ]
        EXCLUDES CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%

  14    TYPE OF REPORTING PERSON*
        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

                               SUNAMERICA INC.

        This Amendment is filed on behalf of Edward A. Landry, Special Trustee of Donald B. Kaufman Revocable Trust (the "Trust").

ITEM 1 - Security and Issuer.

        Common Stock $1.00 par value of SunAmerica Inc., 1 Sunamerica Center, Century City, Los Angeles, California 90067-6022.

ITEM 2 - Identity and Background.

         (a) Name: Edward A. Landry

         (b) Business Address: c/o Musick, Peeler & Garrett, Suite 2000, One Wilshire Boulevard, Los Angeles, CA 90071

         (c) Principal Employment: Attorney

         (d) Criminal Proceedings: None

         (e) Civil Proceedings: None

         (f) Citizenship: U.S.A.

ITEM 3 - Source and Amount of Funds or Other Consideration.

        Mr. Landry has assumed the office of Special Trustee of the Trust.

ITEM 4 - Purpose of Transaction.

        Under that certain Designation of Successor Special Trustee of Donald
B. Kaufman Revocable Trust (the "Trust"), the Reporting Person became the Special Trustee of the Trust on April 14, 1994.

        The Reporting Person may, subject to market and other conditions, purchase additional shares of the Issuer, dispose of some or all of his shares, or consider the possibility of any such plan or proposal from time to time in amounts not yet determined. The Reporting Person does not have any plans or proposals with respect to the matters set forth in (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5 - Interest and Securities of the Issuer.

         (a) The Reporting Person beneficially owns 477,500 shares of Common Stock and 909,327 shares of Class B Common Stock (convertible into Common Stock) which represents approximately 5.1% of the outstanding shares of Common Stock (based upon 27,314,059, which is the sum of 26,404,732 which were outstanding as of December
             31, 1993, and 909,327 shares of Class B held by the Reporting Person).

         (b) None, except as set forth in Item 6.

         (c) None.

         (d) The beneficiaries of the Trust have the right to receive dividends and the proceeds from any sale of the securities remains in the Trust as is distributed in accordance with Trust provisions.

         (e) Not applicable.

ITEM 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        As Special Trustee of the Trust, Mr. Landry has the power to direct the Trustee to retain, sell, exchange or lease any Trust property, on terms and conditions specified by the Special Trustee. The Trustee shall comply with all such directions from the Special Trustee and shall have no responsibility to review the transactions, or the advisability of the retention of any trust property, directed by the Special Trustee. However, in the absence of such directions from the Special Trustee, the Trustee shall assume all of the investment duties of a Trustee, including, but not limited to, a periodic review of trust investments and proposed changes therein when it deems such changes advisable, subject only to the Special Trustee's veto.

        Under that certain Designation of Successor Special Trustee of Donald
B. Kaufman Revocable Trust dated April 14, 1994, the Reporting Person has granted a right of first refusal with respect to up to 909,327 shares of Class B Common Stock owned by the Trust to Eli Broad, Chairman of the Board, President and Chief Executive Officer of Issuer. This right is exercisable for either cash equal to fair market value of the shares on date of purchase with respect to which the right is being exercised or by exchange of the Class B Common Shares for an equal number of shares of Issuer's Common Stock.

ITEM 7 - Material to be Filed as Exhibits.

        Attached as Exhibit 1 is a copy of the Designation of Successor Special Trustee of Donald B. Kaufman Revocable Trust dated April 14, 1994.

        Attached as Exhibit 2 is a copy of the Second Amendment to the Donald
B. Kaufman Revocable Trust.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                      EDWARD A. LANDRY
                                                 --------------------------
                                                      Edward A. Landry


Date:  April 25th, 1994

                   DESIGNATION OF SUCCESSOR SPECIAL TRUSTEE
                     OF DONALD B. KAUFMAN REVOCABLE TRUST


        This Designation of Successor Special Trustee is made with reference to the following facts:

     A. Eli Broad ("Broad") is presently acting as special trustee of the Donald B. Kaufman Revocable Trust created under instrument dated June 14, 1982 (the "Trust").

     B. Broad wishes to designate a successor special trustee of the Trust upon the terms and conditions hereafter stated.

     C. Upon the acceptance of said conditions and the completion and said designation, Broad intends to resign as special trustee of the Trust.

     D. Broad is concerned about the identity of any future successor special trustees of the Trust that may be appointed.

     E. After the resignation of Broad as special trustee, Edward A. Landry ("Landry") is willing to assume the office of successor special trustee of the Trust upon the terms and conditions set forth below.







                                  EXHIBIT 1

     THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS AND TAKE THE ACTIONS SET FORTH BELOW:

     1. Broad hereby revokes all designations of successor special trustees of the Trust heretofore made by him pursuant to paragraph (B) of article III of the Trust.

     2. If Landry becomes unable or unwilling to act any longer in the capacity of special trustee, Landry agrees that he will give Broad the right to approve any successor trustee appointed by Landry.

     3. Landry agrees that before directing or permitting the disposition or encumbrance of any Class B common stock (super voting stock) of SunAmerica Inc., he will cause the Trust to give Broad the option, for fifteen (15) days from the delivery to Broad of a written option, to purchase such shares as the Trust wishes to sell or encumber. The consideration for such shares shall at Broad's option, be either cash in an amount equal to the fair market value of a like amount of SunAmerica Inc. common stock as listed on the New York Stock Exchange on the date of the closing of the purchase, or an equal number of shares of SunAmerica Inc. common stock. The closing shall occur within five (5) days of delivery by Broad to Landry of a written acceptance of the offer.

        4. In reliance upon the foregoing representations and agreements by Landry, Broad hereby designates Landry as successor special trustee of the Trust.

        Dated this 14th day of April, 1994 at Los Angeles, California.



                                                     ELI BROAD
                                             --------------------------
                                                     Eli Broad



        Edward A. Landry states that he has read this entire document and in consideration of being named as special trustee under the Donald B. Kaufman Revocable Trust agrees that from and after becoming special trustee of the Trust he shall be bound by all of the provisions of this document.

        Dated this 14th day of April, 1994 at Los Angeles, California.



                                                  EDWARD A. LANDRY
                                             --------------------------
                                                  Edward A. Landry

        Receipt of this document is hereby acknowledged this 19th day of April, 1994.


                                    J.P. MORGAN CALIFORNIA


                                    By  RICHARD S. ARNOLD
                                      --------------------

                                    Title  Vice President
                                         -----------------

                                    By  JUDY A. MARSHALL
                                      --------------------

                                    Title Vice President
                                         -----------------

                        RESIGNATION OF SPECIAL TRUSTEE


          Eli Broad, special trustee of the Donald B. Kaufman Revocable Trust under instrument dated June 14, 1982 hereby resigns as special trustee of the Donald B. Kaufman Revocable Trust.

          Dated this 14th day of April, 1994 at Los Angeles, California.



                                                 ELI BROAD
                                                 ---------------------------
                                                 ELI BROAD


          Receipt of this document is hereby acknowledged this 19th day of April, 1994.


                                                 J.P. MORGAN CALIFORNIA

                                                 By  RICHARD S. ARNOLD
                                                   ---------------------

                                                 Title  Vice President
                                                      ------------------


                                                 By  JUDY A. MARSHALL
                                                   --------------------

                                                 Title  Vice President
                                                      -----------------

                               SECOND AMENDMENT

                                    TO THE

                      DONALD B. KAUFMAN REVOCABLE TRUST
















                                  Exhibit 2

                               SECOND AMENDMENT
                                    TO THE
                      DONALD B. KAUFMAN RECOVABLE TRUST

                              TABLE OF CONTENTS


TOPICS                                                                     Page
- ------                                                                     ----
ARTICLE I
REVOCATION - AMENDMENT
  A.  Revocation and Amendment During Joint
      Lifetimes of Grantor and GLORIA KAUFMAN.............................  1.2
  B.  Revocation and Amendment After
      Death of Grantor....................................................  1.3

ARTICLE II
DISTRIBUTION OF TRUST ESTATE
  A.  Distribution of Trust Estate During
      Joint Lifetimes of the Grantor
      and GLORIA KAUFMAN..................................................  2.1
  B.  Division of Trust Estate on Death of
      Grantor.............................................................  2.2
  C.  Distribution of Survivor's Trust and
      Marital Status During Lifetime of
      GLORIA KAUFMAN......................................................  2.7
  D.  GLORIA KAUFMAN'S Powers of Appointment..............................  2.8
  E.  Disposition of Marital Trust Upon
      Death of GLORIA KAUFMAN.............................................  2.9
  F.  Division of Exemption Trust Upon Death
      of Grantor..........................................................  2.10
  G.  Terms of PINCUS TRUST...............................................  2.10
  H.  Distribution of Child's Trust.......................................  2.12
  I.  Child's Power of Appointment........................................  2.14
  J.  Distribution to Issue of Deceased Child.............................  2.16
  K.  Cross Remainder Provision...........................................  2.21
  L.  Power to Postpone Distribution .....................................  2.22
  M.  Death of Primary Beneficiaries......................................  2.23
  N.  Maximum Duration of Trust...........................................  2.23
  O.  Trust Interest Not Transferable.....................................  2.24
  P.  Provisions Regarding Home, Furniture
      and Furnishings.....................................................  2.25
  Q.  Free Living Provision...............................................  2.28

TOPICS                                                                     Page
- ------                                                                     ----
ARTICLE III
PROVISIONS REGARDING TRUSTEES
  A.  Power to Remove Corporate Trustee...................................  3.1
  B.  Appointment of Special Trustee......................................  3.1
  C.  No Bond.............................................................  3.3
  D.  All Powers Pass to Successor Trustees...............................  3.3
  E.  Voluntary Resignation of Trustee....................................  3.3
  F.  Compensation of Trustees............................................  3.3
  G.  Corporate Trustee Includes Successor................................  3.4
  H.  Tax Planning Counsel................................................  3.4

ARTICLE IV
POWERS OF TRUSTEES
  A.  General Powers......................................................  4.1
  B.  Determination of Principal and Income...............................  4.7
  C.  Grantor's Retained Investment Control...............................  4.7
  D.  Provisions Regarding Investments After
      Grantor's Death or Disability.......................................  4.9
  E.  Insurance Provisions................................................  4.12

ARTICLE V
GENERAL PROVISIONS
  A.  Accrued Income Treated as Other Income..............................  5.1
  B.  Payments to Beneficiary Under Disability............................  5.1
  C.  No Contest..........................................................  5.2
  D.  Construction........................................................  5.2
  E.  Severability of Provisions..........................................  5.2
  F.  Additions to Trusts.................................................  5.3
  G.  Notices Re Birth, Marriage, Death, Etc. ............................  5.4
  H.  Claims of Creditors.................................................  5.4
  I.  Governing Law.......................................................  5.4
  J.  Survivorship Provision..............................................  5.5
  K.  Physical Segregation Not Required...................................  5.5
  L.  Provisions Regarding Trust Distributions............................  5.6
  M.  Definitions.........................................................  5.6
  N.  Probate Court Jurisdiction Available................................  5.7
  O.  Prohibition on Use of Pension and Profit
      Sharing Benefits....................................................  5.7
  P.  Exercise of Power Subsequently Located..............................  5.8
  Q.  Property in Trust Until Age Twenty-Five.............................  5.8




TOPICS                                                                     Page
- ------                                                                     ----
ARTICLE VI
PAYMENT OF TAXES AND OTHER ITEMS
  A.  Payment of Death Taxes..............................................  6.1
  B.  Loans for Other Items...............................................  6.1
  C.  Payment of GLORIA KAUFMAN'S Death Taxes
      From Survivor's Trust and Marital Trust.............................  6.2
  D.  Tax Elections.......................................................  6.3

ARTICLE VII
TREASURY BONDS TO PAY ESTATE TAX..........................................  7.1

ARTICLE VIII
PRIOR DEATH OF GLORIA KAUFMAN.............................................  8.1



                               SECOND AMENDMENT
                                    TO THE
                      DONALD B. KAUFMAN REVOCABLE TRUST

        DONALD B. KAUFMAN hereby declares that he has executed the DONALD B. KAUFMAN REVOCABLE TRUST dated August 16, 1978, which instrument has been amended since that date. Pursuant to the power retained in Article I of said instrument, DONALD B. KAUFMAN desires to further amend said instrument and to restate in this instrument the entire instrument as amended. All provisions of said instrument, as amended, which are not restated herein are hereby revoked.

                             DECLARATION OF TRUST
                                    OF THE
                      DONALD B. KAUFMAN REVOCABLE TRUST

                                 INTRODUCTION

        TITLE INSURANCE AND TRUST COMPANY hereby declares that DONALD B. KAUFMAN (referred to as the "Grantor") has transferred to it as Trustee the property described in Schedule "A" attached to this instrument. The term "Trustee," as used in this instrument, shall refer to the initial Trustee as well as to any successor Trustee or Trustees.

        During the joint lifetimes of the Grantor and his Wife GLORIA KAUFMAN (also known as GLORYA KAUFMAN) all community property transferred to the Trustee and the proceeds thereof shall be called the "Community Estate," shall retain its


                                     1.1
character as community property, and shall be accounted for separately by the Trustee so that it can be returned to the Grantor and GLORIA KAUFMAN as their community property in the event of the complete or partial revocation of this instrument. The powers of the Trustee in respect to the Community Estate and the proceeds thereof shall be no more extensive than those possessed by either spouse with respect to community property under California law existing from time to time.

        During the Grantor's lifetime, all of his separate property transferred to this Trust and the proceeds thereof shall be called the Grantor's "Separate Estate," shall retain its character as separate property, and shall be accounted for separately by the Trustee so that it can be returned to the Grantor as his separate property in the event of the complete or partial revocation of this instrument.

        All property now or hereafter subject to the terms of this instrument shall constitute the trust estate, and shall be managed and distributed as hereinafter provided. This instrument may be referred to and described as the DONALD B. KAUFMAN REVOCABLE TRUST.


                                  ARTICLE I
                            REVOCATION - AMENDMENT

        A. Revocation and Amendment During Joint Lifetimes of Grantor and GLORIA KAUFMAN

        With respect to the Community Estate, during the



                                     1.2
joint lifetimes of the Grantor and GLORIA KAUFMAN, this instrument may be revoked in whole or in part by either of them, but may be amended only by both of them. With respect to the Grantor's Separate Estate, during the joint lifetimes of the Grantor and GLORIA KAUFMAN, this instrument may be amended or revoked in whole or in part only by the Grantor.

        The powers of revocation and amendment shall be exercised by duly acknowledged written instrument delivered to the then acting Trustee. In the event of a revocation, the Community Estate or the revoked portion thereof shall revert to the Grantor and GLORIA KAUFMAN as their community property; and the Grantor's Separate Estate or the revoked portion thereof shall revert to him as his separate property.

    B.  Revocation and Amendment After Death of Grantor

        From and after the death of the Grantor, no trust created under this instrument may be amended or revoked by any person.

                                *  *  *  *  *



                                     1.3

                                  ARTICLE II

                         DISTRIBUTION OF TRUST ESTATE


     A. Distribution of Trust Estate During Joint Lifetimes of the Grantor and GLORIA KAUFMAN

         During the joint lifetimes of the Grantor and GLORIA KAUFMAN, the trust estate shall be managed and distributed as follows:

         (1) The Trustee shall pay to the Grantor or to GLORIA KAUFMAN, or apply for the benefit of either of them, as the community property of the Grantor and GLORIA KAUFMAN, the entire net income of the Community Estate, in monthly or other convenient installments. In addition, the Trustee shall pay to or apply for the benefit of either spouse, as community property, so much of the principal of the Community Estate as he or she shall request from time to time in one or more duly acknowledged written instruments delivered to the Trustee.

         (2) Income of the Grantor's Separate Estate shall be paid to or applied for his benefit, as his separate property, in monthly or other convenient installments. In addition, the Trustee shall pay to or apply for his benefit, as his separate property, so much of the principal of his Separate Estate as he shall request from time to time in one or more duly acknowledged written instruments delivered to the Trustee during the Grantor's lifetime.


                                     2.1

        (3) If at any time or times during the joint lifetimes of the Grantor and GLORIA KAUFMAN either of them shall, in the discretion of the Trustee, be in need of additional moneys for his or her respective support, health, comfort or welfare, the Trustee shall pay to the Grantor or GLORIA KAUFMAN, or apply for his or her benefit, so much of the principal of the trust estate (up to and including the whole thereof) as the Trustee shall determine to be necessary or appropriate for said purposes. The provisions of this subparagraph (3) shall be construed in a liberal manner for the benefit of the Grantor and GLORIA KAUFMAN, and the rights of remaindermen shall be considered of secondary significance.

        Any distributions made pursuant to this subparagraph (3) shall be made first from the Community Estate until it is exhausted, and then from the Grantor's Separate Estate, provided that if a portion of the Community Estate cannot be readily sold or can be sold only at substantial sacrifice, the Trustee shall not be required to liquidate such property until the Trustee shall first exhaust the portion of the Grantor's Separate Estate which can be readily sold without substantial sacrifice (including cash).

     B.  Division of Trust Estate on Death of Grantor

         If the Grantor is survived by GLORIA KAUFMAN, then upon the death of the Grantor, the Trustee shall divide the trust estate (including any additions to the trust estate by



                                     2.2
reason of the Grantor's death) into three parts, called the "Survivor's Trust," the "Marital Trust" and the "Exemption Trust," each of which shall be a separate trust, upon the terms and conditions hereinafter provided. For the purpose of such division, the residue of the trust estate shall be considered as undiminished by estate, inheritance or succession taxes paid or to be paid. All such taxes shall be payable in the manner provided in Article VI of this instrument. If GLORIA KAUFMAN shall predecease the Grantor, the entire trust estate shall be allocated to the Exemption Trust.

        (1) The Survivor's Trust shall consist of GLORIA KAUFMAN'S share of any community property of the Grantor and GLORIA KAUFMAN which is transferred to the Trustee, including her share of any community property added to the trust estate subsequent to the Grantor's death.

        (2) The Exemption Trust shall consist of cash or property in a pecuniary amount equal to (a) Two Million Dollars, plus (b) the maximum exemption equivalent available to the Grantor's estate under the applicable federal estate tax law in effect at the time of the Grantor's death, after considering the net value, as finally determined for federal transfer tax purposes, of all other property whether or not given under this instrument, which passes at the Grantor's death or has passed prior to the Grantor's death to or for the benefit of any person or persons, and which has consumed



                                     2.3
all or any portion of the Grantor's exemption equivalent for federal transfer tax purposes. Said amount shall not be reduced, however, by the value of any property which would have qualified for the marital deduction but did not so qualify solely because GLORIA KAUFMAN disclaimed her interest therein.

        (3) The Marital Trust shall consist of the balance of the trust estate.

        (4) For purposes of determining the pecuniary amount of the Exemption Trust and in making the division of the trust estate between the Marital Trust and the Exemption Trust, the Trustee (a) shall allocate cash or property to said Trusts at its value as finally determined for federal estate tax purposes in the Grantor's estate; (b) shall not allocate to the Marital Trust any property, or any interest therein, with respect to which no unlimited marital deduction is allowable, solely by virtue of such property's characteristics, under the provisions of any federal estate tax law applicable to the Grantor's estate or to this Trust for property which passes or has passed from the Grantor to GLORIA KAUFMAN; (c) shall not allocate to the Marital Trust any assets with respect to which a credit for foreign death taxes shall be allowed under the provisions of any federal estate tax law applicable to the Grantor's estate or to this Trust, except to the extent that the Exemption Trust shall



                                     2.4
be of insufficient size to receive all of such assets; (d) shall allocate to the Exemption Trust any policy of insurance on the life of GLORIA KAUFMAN which is held in or added to the trust estate; (e) shall allocate to the Exemption Trust any home occupied by GLORIA KAUFMAN'S parents SAMUEL PINCUS and EVA PINCUS, or by the survivor of them at the time of the Grantor's demise, which is included in or added to the trust estate; and (f) shall divide the balance of the residue of the trust estate, other than the property specifically allocated in this subparagraph (4), among such Trusts in such manner than any appreciation or depreciation which has occurred in the value of such property between the valuation date applicable to the Grantor's estate or to this Trust and the date of the division of such property among said Trusts shall be fairly apportioned among said Trusts.

        (5) To the extent the election described below shall be made, it is the Grantor's intention that the Marital Trust shall qualify for the federal estate tax unlimited marital deduction, and all provisions of this instrument shall be interpreted and limited so as to achieve such deduction. The Grantor encourages (without imposing any legal obligation upon them) the personal representatives of his estate, or such other persons who shall have the power to elect to take advantage of the unlimited marital deduction (referred to as the "fiduciaries"), to elect to avail the



                                     2.5

Grantor's estate and this Trust of the unlimited marital deduction for federal estate tax purposes to the extent necessary to reduce the Grantor's federal estate taxes to the minimum amount possible under the terms of this instrument, thereby deferring the federal estate tax which would otherwise be payable at the time of the Grantor's death. However, the Grantor's fiduciaries shall not be liable to any beneficiaries under this instrument, to any other persons interested in the Grantor's estate or any trust, or to any transferee of property as a result of the Grantor's death, for electing or failing to elect all or any portion of the unlimited marital deduction, if the fiduciaries shall determine in their discretion that such a course of action is or will be beneficial to GLORIA KAUFMAN, any of the Grantor's issue, any other beneficiaries under this instrument, or any transferee. Such fiduciaries shall not be liable to any such person for such action or non-action, notwithstanding the fact that any such fiduciary may be a beneficiary of this instrument or a transferee, and as such, may have a conflict of interest.

        The foregoing directions concerning division of additions to the trust estate shall be superseded by any express provisions in a Will, trust, life insurance policy or other document under which assets are added to these trusts, but only in respect to such assets. The provisions of this



                                     2.6

Article II relating to valuation of assets in the division among the trusts created under this paragraph B shall supersede the provisions of Article IV of this instrument relating to valuation, to the extent such provisions shall be inconsistent.

    C.  Distribution of Survivor's Trust and Marital Trust
        During Lifetime of GLORIA KAUFMAN

        From and after the death of the Grantor, the Survivor's Trust and the Marital Trust shall be managed and distributed as follows:

        (1) The net income of the Survivor's Trust and the Marital Trust shall be distributed to or applied for the benefit of GLORIA KAUFMAN, in monthly or other convenient installments (but no less often than annually) during her lifetime.

        (2) In addition to said net income, the Trustee shall also pay to or apply for GLORIA KAUFMAN's benefit, such sums as the Special Trustee named in paragraph B of Article III of this instrument determines in his discretion to be necessary for her support, health and comfort. Any such payments shall be made out of the principal of the Survivor's Trust and to the extent that the principal of the Survivor's Trust shall be insufficient, out of the principal of the Marital Trust, and to the extent that the principal of the Marital Trust shall also be insufficient, proportion-



                                     2.7
ately out of the principal and accumulated income of each trust other than the PINCUS TRUST into which the Exemption Trust shall be divided from time to time.

        In exercising his discretion, the Special Trustee may take into account the following: (i) the other income and resources of GLORIA KAUFMAN excluding her home and automobile and any assets which can be liquidated only at a substantial sacrifice, to the extent such assets are known to the Special Trustee; (ii) the needs of any of the Grantor's children under the age of twenty-five who shall be residing with GLORIA KAUFMAN or attending an institution of higher learning; (iii) GLORIA KAUFMAN'S age and customary standard of living; (iv) the Grantor's desire that GLORIA KAUFMAN be permitted to enjoy the luxuries appropriate to her station in life, including travel, furs and jewelry; (v) the income and estate tax consequences of any distribution hereunder; and (vi) the Grantor's desire to consider the needs of GLORIA KAUFMAN of primary importance and the needs of his children and other remaindermen of secondary importance.

     D.  GLORIA KAUFMAN'S Powers of Appointment

         (1) If GLORIA KAUFMAN shall survive the Grantor, she shall have the power to appoint by one or more written instruments other than a Will or Codicil delivered to the Trustee during her lifetime, all or any part of the principal and undistributed income of the Survivor's Trust, outright or



                                     2.8
in trust, in favor of the Grantor's issue, or any one or more of them, in such proportion and in such manner as she shall designate. Any such inter vivos exercise of such power by GLORIA KAUFMAN shall be implemented by the Trustee upon receipt thereof.

        (2) In addition, GLORIA KAUFMAN shall have the power to appoint, by valid Will or Codicil thereto, all or any part of the principal and undistributed income of the Survivor's Trust, outright or in trust, in favor of her estate or any person or persons whom she shall designate, even if all of the assets constituting the Survivor's Trust shall not have been received by the Trustee at the time of her death. This general power of appointment shall be deemed to have been exercised only if by specific reference thereto in her Will or Codicil GLORIA KAUFMAN shall express an intention to exercise the power. In the absence of an appointment disposing of the entire principal and undistributed income of the Survivor's Trust, any portion thereof not so disposed of shall, upon the death of GLORIA KAUFMAN, augment proportionately the several trusts into which the Exemption Trust shall then be divided other than the PINCUS TRUST.

     E.  Disposition of Marital Trust Upon Death of GLORIA KAUFMAN

         Upon the death of GLORIA KAUFMAN, the Marital Trust (including any additions thereto from any other source) shall


                                     2.9
augment the several trusts into which the Exemption Trust shall then be divided other than the PINCUS TRUST. All such augmentations shall be made in the manner provided in paragraph F of Article V of this instrument, entitled "Additions of Trusts."

     F.  Division of Exemption Trust Upon Death of Grantor

         Upon the entry of any decree of distribution establishing the trusts provided for in this Article II, the Trustee shall divide the Exemption Trust as follows:

         (1) If the Grantor is survived by his Wife's parents SAMUEL PINCUS and EVA PINCUS, or by either of them, cash or property having a fair market value on the date of distribution of Fifty Thousand Dollars, hereinafter referred to as the "PINCUS TRUST," shall be set aside as a separate trust for their benefit, and shall be held, managed and distributed as provided in paragraph G of this Article II.

         (2) The balance of the Exemption Trust remaining after carrying out the provisions of subparagraph (1) of this paragraph F shall be divided into separate, equal trusts as follows: One trust for each then living child of the Grantor and one trust collectively for the issue living from time to time of any child of the Grantor theretofore deceased.

     G.  Terms of PINCUS TRUST

         (1) All principal and accumulated income of the PINCUS TRUST, except such part thereof as shall be distributed


                                     2.10
as hereinafter provided, shall be invested and reinvested in bonds or other obligations of the United States, or of any state or political subdivision thereof, or by maintaining the same on deposit with one or more banks or federal savings and loan associations in accounts insured by the Federal Deposit Insurance Corporation or other similar governmental agencies, and not otherwise.

         (2) Income of the PINCUS TRUST shall be added to and become principal, and the Trustee shall pay to the Grantor's Wife's parents SAMUEL PINCUS and EVA PINCUS in equal shares or to the survivor of them, the sum of Five Hundred Dollars per month during their joint lifetimes and during the lifetime of the survivor of them, beginning with the first day of the month following the month in which the Grantor's death shall have occurred.

         (3) The PINCUS TRUST shall terminate upon the death of the survivor of SAMUEL PINCUS and EVA PINCUS or at such time as the corpus of the PINCUS TRUST shall be exhausted. If the PINCUS TRUST shall terminate by reason of the death of the survivor of the beneficiaries thereof, any part of said trust not theretofore distributed shall augment equally the trusts for the Grantor's issue established pursuant to subparagraph (2) of paragraph F of this Article II in the manner provided in paragraph F of Article V of this instrument, entitled "Additions to Trusts."


                                     2.11

H.  Distribution of Child's Trust

        (1) Subject to the provisions of subparagraph (2) of paragraph C of this Article II, during the lifetime of GLORIA KAUFMAN, income of a trust set aside for a living child of the Grantor shall be added to and become principal, and the Trustee shall distribute to or apply for the benefit of the child for whom the trust was set aside such sums, if any, as the Special Trustee named in paragraph B of Article III of this instrument shall determine. The payments to each child from time to time shall be equal unless there shall be a substantial reason for them not to be, such as illness, educational need, the purchase of a house, or a desire to enter a business or profession. The discretionary power given to the Special Trustee in this subparagraph (1) shall be held by him in trust.

        (2) From and after the death of the survivor of the Grantor and GLORIA KAUFMAN, income of each trust set aside for a living child shall continue to be added to and become principal, and the Trustee shall pay to or apply for the benefit of such child such sums as may be, in the discretion of the Special Trustee named in paragraph B of Article III of this instrument, necessary for the child's support, health and education until the child shall have attained the age of twenty-one years. From and after such time as the child shall have attained the age of twenty-one




                                     2.12
years and both the Grantor and GLORIA KAUFMAN shall have died, one-third of the net income of the trust shall be distributed to or for the benefit of the child in monthly or other convenient installments until the child shall have attained the age of twenty-five years; the balance of the net income of such trust shall be added to and become principal. From and after such time as the child shall have attained the age of twenty-five years and both the Grantor and GLORIA KAUFMAN shall have died, two-thirds of the net income of the trust shall be distributed to or for the benefit of the child in monthly or other convenient installments until the child shall have attained the age of thirty years; the balance of the net income of such trust shall be added to and become principal. From and after such time as the child shall have attained the age of thirty years and both the Grantor and GLORIA KAUFMAN shall have died, the entire net income of the trust shall be distributed to or for the benefit of the child in monthly or other convenient installments.

        (3) One-sixth of the trust shall be distributed to the child when he shall have attained the age of thirty-five years and both the Grantor and GLORIA KAUFMAN shall have died, one-fifth of the remainder of the trust shall be distributed to the child when he shall have attained the age of forty years and both the Grantor and GLORIA KAUFMAN shall have died, one-fourth of the remainder of the trust




                                     2.13
shall be distributed to the child when he shall have attained the age of forty-five years and both the Grantor and GLORIA KAUFMAN shall have died, and one-third of the remainder of the trust shall be distributed to the child when he shall have attained the age of fifty years and both the Grantor and GLORIA KAUFMAN shall have died. The remainder shall be retained in trust for the benefit of the child for whom the trust was set aside (subject to the next succeeding paragraph).

           (4) If at any time or times after the death of the survivor of the Grantor and GLORIA KAUFMAN, any child then entitled to receive all or a portion of the income of the trust set aside for him or her shall, in the discretion of the Special Trustee named in paragraph B of Article III of this instrument, be in want of additional moneys for his or her reasonable support, health or education, or to purchase a house or enter into a business or profession, which, in the Special Trustee's discretion, appears more likely to succeed than to fail, in each such case the Trustee shall pay to or apply for the benefit of such child so much of the principal of the trust set aside for the benefit of such child as the Special Trustee, in his discretion, may deem necessary to meet said want.

       I.  Child's Power of Appointment

           Each child of the Grantor who shall survive him


                                     2.14
and shall attain the age of twenty-one years shall have the power to appoint at any time or times by valid Will or Codicil executed before or after the Grantor's death, all or any part of the principal and income of the trust set aside for his or her benefit, outright or in trust, in favor of his or her spouse, his or her issue, any other child of the Grantor and such child's issue, or any one or more of them, in such proportion and in such manner as he or she shall designate, subject to the following limitations:

        (a) Any appointment by a child to his or her spouse shall be in trust and limited to the net income of such trust (or a portion thereof);

        (b) No such appointment shall be implemented during GLORIA KAUFMAN'S lifetime and until her death, such child's trust shall be administered as though this power of appointment had not been exercised; and

        (c) The power shall be deemed to have been exercised only if by specific reference thereto in a Will or Codicil a child shall have expressed an intention to exercise the power.

        In the absence of an appointment disposing of the entire undistributed principal and income of any trust set aside for a child, any portion thereof not so disposed of shall, upon such child's death, be set aside for his or her issue. Similarly, upon the death of a child who shall have



                                     2.15
exercised said power during GLORIA KAUFMAN'S lifetime, such child's trust shall be set aside for his or her issue during the lifetime of GLORIA KAUFMAN.

        J.      Distribution to Issue of Deceased Child

                Each trust set aside for the issue of a deceased child shall be divided into separate, equal trusts as follows: One trust for each child of a deceased child (hereinafter called a "grandchild") living at the time of such division, and one trust collectively for the then living issue of each such grandchild theretofore deceased. Income and principal of these trusts shall be distributed as follows:

           (1) Subject to the provisions of subparagraph (2) of paragraph C of this Article II, during the lifetime of GLORIA KAUFMAN, income of each trust set aside for a living grandchild or the issue of a deceased grandchild living from time to time shall be added to and become principal, and the Trustee shalll distribute to or apply for the benefit of such grandchild or such issue, out of the trust set aside for such grandchild or such issue, such sums, if any, and in such proportion as the Special Trustee named in paragraph B of
Article III of this instrument shall determine. However, no distribution to or for the benefit of a grandchild or the issue of a deceased grandchild during their respective minorities shall discharge the legal obligation of the grandchild's or issue's surviving parent to support such grandchild or issue,



                                     2.16
in accordance with the laws of the state of the parent's domicile from time to time. The discretionary power given to the Special Trustee in this paragraph shall be held by him in trust. Any such distributions shall be made according to the same principles for each generation as provided in subparagraph (1) of paragraph H of this Article II.

           (2) From and after the death of the survivor of the Grantor and GLORIA KAUFMAN, income of each trust set aside for a then living grandchild shall continue to be added to and become principal, and the Trustee shall distribute to or for the benefit of the grandchild for whom the trust was set aside such sums as may be, in the discretion of the Special Trustee named in paragraph B of Article III of this instrument, necessary for the grandchild's support, health and education until the grandchild shall attain the age of twenty-one years. From and after such time as a grandchild shall attain the age of twenty-one years and both the Grantor and GLORIA KAUFMAN shall have died, one-third of the net income of the trust shall be distributed to or for the benefit of the grandchild in monthly or other convenient installments until the grandchild shall have attained the age of twenty-five years; the balance of the net income of such trust shall be added to and become principal. From and after such time as the grandchild shall have attained the age of twenty-five years and both the Grantor and GLORIA KAUFMAN


                                     2.17
shall have died, two-thirds of the net income of the trust shall be distributed to or for the benefit of the grandchild in monthly or other convenient installments until the grandchild shall have attained the age of thirty years; the balance of the net income of such trust shall be added to and become principal. From and after such time as the grandchild shall have attained the age of thirty years and both the Grantor and GLORIA KAUFMAN shall have died, the entire net income of the trust shall be distributed to or for the benefit of the grandchild in monthly or other convenient installments.

        (3) One-fourth of the trust shall be distributed to the grandchild when he shall have attained the age of thirty-five years and both the Grantor and GLORIA KAUFMAN shall have died, one-third of the remainder of the trust shall be distributed to the grandchild when he shall have attained the age of forty years and both the grantor and GLORIA KAUFMAN shall have died, one-half of the remainder of the trust shall be distributed to the grandchild when he shall have attained the age of forty-five years and both the Grantor and GLORIA KAUFMAN shall have died, and the remainder thereof shall be distributed to the grandchild at such time as he shall attain the age of fifty years and both the Grantor and GLORIA KAUFMAN shall have died.

        (4) Notwithstanding the provisions of paragraph I


                                     2.17
of this Article II, and irrespective of whether GLORIA KAUFMAN shall be living, if any grandchild shall die before attaining the age at which he may execute a Will under the laws of the state of his domicile and if a "generation skipping transfer." (as that term is defined in section 2611 and the following sections of the Internal Revenue Code) shall have taken place upon the establishment of such grandchild's trust, then upon such grandchild's death, a fraction of the trust held for his benefit, determined in accordance with the provisions of subparagraph (6) of this paragraph J, shall be distributed to the grandchild's estate.

        (5) If any grandchild shall die after attaining the age at which he may legally execute a Will but before becoming entitled to receive distribution of his entire trust and if a generation skipping transfer shall have taken place upon the establishment of such grandchild's trust, he shall have the power to appoint at any time or times, by valid Will or Codicil, the same fraction of the principal and income of the trust set aside for his benefit (determined in accordance with the provisions of subparagraph (6) of this paragraph J), outright or in trust, in favor of his estate or any person or persons whom he shall designate. Such power shall be deemed to have been exercised only if by specific reference thereto in a Will or Codicil the grandchild shall have expressed an intention to exercise the power.



                                     2.18

        (6) The numerator of the fraction referred to in subparagraphs (4) and (5) shall be the quotient of the following:

             (a) The amount remaining of the maximum generation skipping exclusion allowable under section 2613(b)(6) of the Internal Revenue Code on the date of the "taxable termination" (as that term is defined in section 2613 of the Internal Revenue Code), divided by

             (b) The number of grandchildren descended from the Grantor's child who was the grandchild's parent (and the deemed transferor, as that term is defined in section 2612 of the Internal Revenue Code) living on the date of such taxable termination.

        The denominator of such fraction shall be the aggregate fair market value of the assets of such grandchild's trust on the date of such taxable termination.

        (7)  To the extent that subparagraphs (4) and (5) of this paragraph
J do not apply, upon the death of a grandchild who shall die before becoming entitled to receive distribution of his entire trust, his trust shall be distributed to his then living issue, upon the principle of representation. If no such issue shall then be living, such grandchild's trust shall augment equally the trusts then held for the benefit of, and those previously distributed



                                     2.20
to, the brothers and sisters of such deceased grandchild, excluding each such brother or sister theretofore deceased leaving no issue then living, but including by right of representation the then living issue of any such deceased brother or sister. If no brothers or sisters or the issue of deceased brothers or sisters of such deceased grandchild shall be then living, such trust shall augment proportionately the trusts of the Grantor's other children and the trusts of the issue of any other deceased children in the manner provided in paragraph F of Article V of this instrument, entitled "Additions to Trusts."

        (8) Upon the death of GLORIA KAUFMAN or upon the establishment of such trust, whichever shall be later, each trust set aside for the issue of a deceased grandchild shall be distributed to such issue then living upon the principle of representation.

        (9) Upon the death of the last survivor of all issue of a deceased grandchild during the lifetime of GLORIA KAUFMAN, the trust of such issue shall augment the trusts of such deceased grandchild's brothers and sisters and issue of deceased brothers and sisters (or the trusts of the Grantor's other children and issue of other deceased children), in the manner provided in subparagraph
(7) of this paragraph J.

         K.  Cross Remainder Provision

             Upon the death of a child without leaving issue



                                     2.21
living at the time of his or her death, any trust (or portion thereof) then held for such child, and not disposed of under the provisions of paragraph I of this Article II, shall augment proportionately the trusts for the Grantor's other children and the trusts for the issue of any other deceased children in the manner provided in paragraph F of Article V of this instrument, entitled "Additions to Trusts."

   L.   Power to Postpone Distribution

        Notwithstanding the foregoing provisions of this Article II, the Special Trustee named in paragraph B of Article III of this instrument shall have the power to postpone the distribution of a fractional part of a trust or of an entire trust created hereunder for the benefit of any of the Grantor's issue if he shall determine that there is a compelling reason to postpone such distribution, such as a serious disability, a pending divorce, potential financial difficulty, a serious tax disadvantage in making such distribution, or similar substantial cause. Accordingly, the termination of any such trust may be postponed, and any such postponement may be continued from time to time, up to and including the entire lifetime of a beneficiary. During the period of such postponement the trust or the retained portion thereof shall be managed and distributed pursuant to the preceding provisions of this Article II relating to management and distribution of such trust immediately prior


                                     2.22
to the happening of the event requiring the distribution which was postponed.

    M.  Death of Primary Beneficiaries

        Any part of any trust not disposed of under the foregoing provisions of this Article II shall be distributed to the Grantor's legal heirs, their identity and respective shares to be determined in all respects as though the Grantor's death had occurred immediately following the happening of the event requiring distribution of such trust, and according to the laws of succession of the State of California then in force relating to the Grantor's separate property not acquired from a parent, grandparent or previously deceased spouse, as though the Grantor's parents had predeceased him.

    N.  Maximum Duration of Trust

        Unless terminated at an earlier date under the foregoing provisions of this Article II, all trusts created under this instrument shall terminate one day prior to the twenty-first anniversary of the death of the last survivor of GLORIA KAUFMAN, SAMUEL PINCUS, EVA PINCUS and the Grantor's issue living on the date of the Grantor's death. Upon such termination, the principal and accumulated income of each such trust shall be distributed upon the principle of representation to the persons then entitled to the income thereof, or if there are none, to the persons then entitled


                                     2.23
to distributions therefrom in the discretion of the Trustee.

    O.  Trust Interest Not Transferable

        The interests of beneficiaries in principal or income of any trust, other than the interest of GLORIA KAUFMAN in the Survivor's Trust, shall not be subject to claims of their creditors or others, nor to legal process, and may not be voluntarily or involuntarily alienated or encumbered.

        If the creditor of any beneficiary entitled to any distributions from a trust established under this instrument, other than GLORIA KAUFMAN with respect to the Marital Trust, shall attempt by any means (including but not limited to attachment or garnishment) to subject to the satisfaction of the claim of such creditor or claimant such beneficiary's interest in property otherwise distributable to such beneficiary, then, notwithstanding any other provision herein, until the release of the writ of attachment or garnishment or other process, such property shall be disposed of as follows:

             (a) The Trustee shall pay to or apply for the benefit of such beneficiary such sums as the Special Trustee named in paragraph B of Article III of this instrument shall determine to be necessary for the reasonable support, health and education of the beneficiary according to his accustomed mode of life.


                                     2.24

           (b) Any portion of such property in excess of such amounts necessary for such support, health and education shall, in the discretion of the Special Trustee, either be added to and become principal in whole or in part or be paid to or applied for the benefit of the other beneficiaries then entitled to receive payments from any trust established under this instrument, in proportion to their respective interests in the trust estate; or, if there be no other beneficiaries, said excess property may be paid to or applied for the benefit of the person or persons presumptively entitled to the next eventual interest, in proportion to their respective interests therein.

    P.  Provisions Regarding Home, Furniture and
        Furnishings

        The present residence of the Grantor and his Wife is located on ranch property comprising several acres. If said property is added to the trust estate by reason of the Grantor's death, the following provisions shall apply with respect thereto:

        (1) GLORIA KAUFMAN shall have the right to occupy the residential portion of said property and to possess and use any furniture and furnishings transferred to the Trustee without any obligation to pay rent or to account to the Trustee.

        (2)  While GLORIA KAUFMAN shall possess and occupy



                                     2.25
any such residence, she shall manage, care for and protect it, and shall be obligated to pay all costs of repairs, gardening and maintenance, but not costs of insuring it. The Trustee shall be relieved of all responsibility with respect to said residence, except that the Trustee shall be obligated to pay all taxes, insurance and assessments and all installments of principal or interest which shall fall due on any note secured by a mortgage or deed of trust constituting a lien on said residence. The Trustee shall charge all disbursements with respect to said residence to the income of the trusts which own an interest in said residence, except that all principal payments on any mortgage shall be charged to principal.

        (3) Upon receipt of written instructions from GLORIA KAUFMAN, the Trustee shall exchange any such residence for other residential property or shall sell said residence and at any time thereafter use the funds of the trusts which own an interest in said residence to purchase other residential property suitable for GLORIA KAUFMAN and any of the Grantor's children who shall be residing with her at the time of such request, taking into account the size of the Survivor's Trust and the Marital Trust, the manner in which the Grantor and his wife have been accustomed to living during the Grantor's lifetime and such other factors as the Trustee may consider relevant. Any sale or purchase



                                     2.26
may be solely for cash or partly for cash and partly on credit, and at such price and upon such terms as the Trustee shall determine. Any other residential property received in exchange or by purchase shall be subject to all the terms and conditions of this subparagraph (3), including the provisions hereof relating to possession and occupancy, sale or exchange, and the acquisition of other residential property in the place thereof.

        In the event GLORIA KAUFMAN shall notify the Trustee in writing that she desires to lease or rent an apartment in lieu of living in said residence or other residential property, the Trustee shall pay the rent for such apartment from the income of the trusts which own an interest in said residence. In the event GLORIA KAUFMAN shall subsequently desire to reside in a private residence, the Trustee shall acquire a residence upon the terms and conditions provided in this subparagraph (3).

        The determination made by the Trustee shall be binding upon GLORIA KAUFMAN and all beneficiaries hereunder. The Grantor requests that the Trustee exercise these powers in a liberal manner.

        (4) During the lifetime of GLORIA KAUFMAN, the Trustee shall have the power to sell portions of the ranch property surrounding the residential portion of said property in parcels of one or more acres, to the extent that the


                                     2.27

Trustee determines, in its discretion, that such sales will not have a substantial adverse effect on the appearance of and view from the residential portion of said ranch property.

     Q. Free Living Provision

        SAMUEL PINCUS and EVA PINCUS, or the survivor of them, shall have the right to possess and occupy, during their lifetimes or during the lifetime of the survivor of them, any home which shall be a part of the Exemption Trust and which shall be occupied by them as their home at the time of the Grantor's death, without any obligation upon them to pay rent or to account to the Trustee.

        While SAMUEL PINCUS and EVA PINCUS, or the survivor of them, shall possess and occupy said home, they shall manage, care for, and protect it. The Trustee shall be relieved of all responsibility with respect to said home, except that it shall be obligated to pay all costs of repairing said home, insuring said home against loss or damage by fire and against public liability, all taxes and assessments, and all installments of principal or interest which shall fall due on any mortgage or deed of trust constituting a lien on said home.

        The Trustee shall have the power, in its discretion, to exchange said home for other residential property or to sell said home and use the funds of the trust or trusts which own an interest in said home to purchase other residential

                                     2.28
property selected by it, giving serious consideration to the wishes of SAMUEL PINCUS and EVA PINCUS or of the survivor of them. Any sale or purchase may be solely for cash or partly for cash and partly on credit, and at such price and upon such terms as the Trustee shall determine. The purchase price for other such residential property, however, shall not exceed the selling price, less selling expenses, of the property sold. The right, title and interest of such trust or trusts in any other residential property received in exchange or by purchase shall be subject to all the terms and conditions of this paragraph, including the provisions hereof relating to possession and occupancy, sale or exchange, and the acquisition of other residential property in the place thereof.

        If SAMUEL PINCUS and EVA PINCUS, or the survivor of them, shall notify the Trustee in writing that they shall desire to reside in an apartment, the Trustee shall sell such home upon such terms as the Trustee shall determine, retain and invest the proceeds of such sale like any other estate or trust assets and reimburse SAMUEL PINCUS and EVA PINCUS for the reasonable (in the discretion of the Trustee) rent and utilities payable in respect to any apartment selected and occupied by them. The Trustee may also pay such items directly to persons or entities entitled thereof.




                                     2.29

        The Trustee shall charge all disbursements made pursuant to this paragraph Q to income of the trust or trusts which own an interest in said home, except that all principal payments on any mortgage shall be charged to the principal thereof.

                            *    *    *    *    *




                                     2.30

                                 ARTICLE III

                        PROVISIONS REGARDING TRUSTEES

    A.  Power to Remove Corporate Trustee

        From and after the demise or incompetence (determined in the same manner as the release of a power, set forth in paragraph C of Article IV) of the Grantor, the Special Trustee named in paragraph B of this Article III shall have the power, without cause, to remove the corporate Trustee as Trustee and to substitute another bank or trust company having a net worth of at least Fifty Million Dollars to serve as Trustee of any trust. Moreover, any substitute bank or trust company may similarly be removed by the Special Trustee without cause, and a different bank or trust company substituted in its place. Any substitution shall be made by an acknowledged, written instrument delivered to the corporate Trustee then acting and to its designated successor. The substitution of Trustee shall be complete upon the delivery of all trust assets in the possession of the corporate Trustee to the successor corporate Trustee.

    B.  Appointment of Special Trustee

        ELI BROAD shall act as Special Trustee. He shall hold the powers described in Article II of this instrument, in Paragraph A of this Article III and in Paragraph D of Article IV of this instrument, in trust. He shall exercise said powers by a written instrument delivered to the Trustee.



                                     3.1
the Special Trustee shall hold no powers except those described in said articles and paragraphs. If ELI BROAD shall be unable or unwilling to act as Special Trustee, NORMAN BERRIS shall act as Special Trustee.

        Notwithstanding the foregoing paragraph, ELI BROAD, NORMAN BERRIS and any other person acting from time to time as Special Trustee shall have the power to designate successor Special Trustees, other than the Grantor's wife GLORIA KAUFMAN or any of the Grantor's issue, to act either concurrently or serially when he shall become unable or unwilling to act as Special Trustee. Each such person may designate the same or different persons to act as successor Special Trustee to him. Any person acting as Special Trustee may from time to time revoke any designation of any successor to himself (whether such designation shall have been made by him or by his antecedent in interest), and such person may designate other persons, with the foregoing exceptions, or one or more of the same persons previously designated in a different order, as successor Special Trustee to him. All designations or revocations shall be in writing and shall be effective upon the delivery thereof to the Trustee.

        No bond shall be required of any Special Trustee. Any Special Trustee shall be entitled to reasonable compensation for his services performed as Special Trustee. The Trustee shall render a trust accounting to the Special




                                     3.2

Trustee at least quarterly for each trust created hereunder. Such accounting shall set forth all trust activity for the period covered by the accounting, including but not limited to all receipts, disbursements and investments.

    C.  No Bond

        No bond shall be required of any Trustee.

    D.  All Powers Pass to Successor Trustees

        Any successor Trustee shall succeed as Trustee with like effect as though originally named as Trustee. All authority, powers and titles conferred upon an original Trustee shall pass to any successor Trustee without any further act or deed. No successor Trustee shall be liable for any act or omission of his predecessor, nor shall he be obligated to inquire into the validity or propriety of any act or omission. Any successor Trustee shall be entitled to accept as conclusive any accounting and statement of assets furnished by his predecessor.

    E.  Voluntary Resignation of Trustee

        Any Trustee may resign at any time by written notice filed with any successor Trustee or Trustees named herein or substituted as herein provided.

    F.  Compensation of Trustees

        Any Trustee shall be entitled to reasonable compensation as Trustee.

    G.  Corporate Trustee Includes Successor

        The designation of any corporate Trustee in




                                     3.3
this instrument shall include any successor thereto, whether by way of transfer of trust business, merger, consolidation or otherwise.

     E. Tax Planning Counsel

        (1) The Grantor recommends that the Trustee consult the law firm of IRELL & MANELLA, or its successors, with respect to all tax and tax planning matters, including, by way of illustration, the preparation of all tax returns, the valuation of assets, the exercise of all options and elections for federal and state taxes, and the selection of fiscal years for income tax purposes. Within thirty days from the receipt of any written directions from such law firm, the Trustee shall comply with any directions with respect to the subject matter of such consultation. If the Trustee shall not receive written directions on any such matter within thirty days after written request for such directions shall have been made, the Trustee shall make its own determination, exercising its best judgment. The Trustee shall incur no liability by complying with the directions of such law firm, and shall be under no duty or obligation to express its opinion upon such direction.

        (2) In the event that the Trustee does not consult said law firm, it shall have the power to consult other competent independent tax counsel.

                                *  *  *  *  *


                                     3.4

                                  ARTICLE IV

                              POWERS OF TRUSTEES


        The Trustee shall have the following powers, in addition to those now or hereafter conferred by law. The enumeration of certain powers hereunder shall not limit the Trustee's general powers, and it shall have all the rights, powers and privileges which an absolute owner of the same property would have, subject to its fiduciary obligations and to any limitations stated elsewhere in this instrument.

     A. General Powers

        (1) To manage, control, sell, convey, exchange, partition, divide, improve, repair; to grant, acquire and exercise options and to sell upon deferred payments; to abandon property or any interest therein; to mortgage or lease for terms within or extending beyond the duration of any trust created hereunder for any purpose including exploration for and removal of gas, oil, or other minerals; to insure trust property; to enter into community oil leases; to cause any property to be registered or held of record in the name of any corporate Trustee or in the name of its nominee or to retain any property without changing its recorded or registered owner with or without divulging the existence of any trust.

        (2) To subdivide, develop, or dedicate land to public use; to make or obtain the vacation of plats and


                                     4.1
adjust boundaries; to adjust differences in valuation on exchange or partition by giving or receiving consideration; to dedicate easements to public use without consideration.

        (3) To retain property, and to invest and reinvest the principal, and income if accumulated, as provided by law from time to time existing, and, subject to the Trustee's duty to treat the beneficiaries fairly and equitably, to purchase or acquire any kind of property, real, personal or mixed, and every kind of investment, specifically including, without limitation, corporate obligations of every kind, and stocks, preferred or common, and limited or general partnerships or joint venture interests in partnerships or joint ventures engaged in any trade or business, whether producing income or non-income producing, including, without limitation, corporate obligations, stocks and partnership interests in enterprises in which the Trustees or any other person shall have an interest.

        Notwithstanding the foregoing provisions of this subparagraph (3), during the lifetime of GLORIA KAUFMAN (if she shall survive the Grantor), she shall have the power to require the Trustee to make all or any part of the principal of the Marital Trust productive or to promptly convert any unproductive property of such Trust into productive property in the manner provided in United States Treasury Regulations section 20.2056(b)-5(f) or any substitute or successor


                                     4.2
section. This power shall be exercised in a written instrument delivered to the Trustee. To the extent the Grantor's fiduciaries so elect, it is the Grantor's intention to have the Marital Trust qualify for the unlimited marital deduction. Except for any power of the Trustee to elect or to fail to elect to take advantage of the unlimited marital deduction, in no event shall the Trustee take any action or be deemed to have any power which will impair the marital deduction, and all of the provisions of this instrument shall be deemed subject to this primary objective.

        (4) In particular, the Trustee is hereby authorized to retain all shares of the capital stock of KAUFMAN & BROAD, INC., or its successor in interest, and to acquire additional shares notwithstanding the fact that such shares may pay no dividends from time to time, without regard to the normal principles of diversification applicable to the Trustee's investments. The Trustee shall not be liable to any beneficiary of any trust created under this instrument or to any other person for losses resulting from retaining any of said shares or the shares of such successor in interest.

        (5) To borrow money for any trust purpose, including the purchase of securities on margin, from any person, including the Trustee or the fiduciaries of any other trust or of any estate, upon such terms and conditions as the Trustee may deem proper, and to obligate the trust estate for




                                     4.3
repayment; to encumber the trust estate or any of its property by mortgage, deed of trust, pledge or otherwise, using such procedures to consummate the transaction as the Trustee may deem advisable; to lend money of one trust to any other trust created hereunder or to any other person (including but not limited to any beneficiary) or estate, upon such terms as the Trustee may deem advisable; provided that any loan shall bear a reasonable rate of interest and shall be adequately secured; to place, replace, renew or extend any encumbrance upon any real or personal property; to institute, compromise and defend actions and proceedings.

        (6) To participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, and liquidations, and in connection therewith, to deposit securities with and transfer title to any protective or other committee under such terms as the Trustee may deem advisable.

        (7) Upon any division or partial or final distribution of income or principal of the trust estate, to partition, allocate and distribute such income or principal in undivided interests or in kind, or partly in money and partly in kind, at equitable valuations determined by the Trustee, and to sell such property as the Trustee may deem necessary to make division or distribution.

        (8)  Except as otherwise provided in paragraph B of




                                     4.4

Article II of this instrument in respect to the division of assets, in making any division or partial or final distribution of any trust, the Trustee shall be under no obligation to make a pro rata division, or to distribute the same assets to beneficiaries similarly situated; but rather the Trustee may, in its discretion, make a non-pro rata division between trusts or shares and non-pro rata distributions to such beneficiaries, so long as the respective assets allocated to separate trusts or shares or distributed to such beneficiaries have equivalent or proportionate fair market value.

        (9) To employ and rely on accountants, appraisers and other experts and legal counsel; to employ agents, clerks and other assistants; and to remunerate any or all of such persons and pay their expenses.

        (10) To relinquish or restrict the scope of any power hereunder in whole or in part by written instrument.

        (11) Notwithstanding any other provision of this instrument, the Trustee shall not be required to distribute any portion of the principal of the trust estate or to make any division of the trust estate as provided herein, until the alternate valuation date determined for federal estate tax purposes in the estate of the Grantor, or until such time as, in the Trustee's discretion, all obligations payable out of the trust estate, including but not limited to all federal




                                     4.5
or state income, estate, inheritance, or succession taxes have been fully satisfied or adequately provided for. Nothing in this subparagraph shall be construed to reduce any beneficiary's rights hereunder from the date upon which such beneficiary becomes entitled to any benefits provided herein, and the Trustee may at any time and from time to time make partial distribution of any gift made under this instrument and the income thereof, retaining such reserves as the Trustee shall deem sufficient to meet such obligations.

        (12) To register or qualify for exemption from registration shares of stock in any corporation with any agency or agencies of any Government (including but not limited to the Securities and Exchange Commission of the Government of the United States); to participate in any such registration or qualification for exemption from registration; to apply for and to secure the approval of any agency of any Government with respect to the sale of such shares; to sell such shares to the public or to private investors or to participate in the public or private sale of such shares; to enter into an agreement with respect to any such sale with any broker, investment banker or underwriter; to make such representations, warranties and indemnities as are customarily given by a selling stockholder to any broker, investment banker or underwriter in connection with a firmly underwritten offering; to incur and to pay all


                                     4.6
expenses necessary or appropriate in connection with any such registration, qualification or sale; and to take all other action necessary or appropriate in order to consummate any such sale.

    B.  Determination of Principal and Income

        Matters relating to the rights of beneficiaries among themselves as to principal and income shall be governed by the provisions of the Revised Principal and Income Act from time to time existing. In the event the Revised Principal and Income Act shall contain no provision concerning a particular item, the Trustee shall have the power to determine what is principal or income and apportion and allocate, in its reasonable discretion, receipts and expenses as between these accounts.

    C.  Grantor's Retained Investment Control

        The Grantor shall have the power to direct the Trustee to retain assets or to purchase, sell, exchange or otherwise acquire or dispose of assets and to exercise all voting rights in connection with assets of the trust and, during the Grantor's lifetime, the Trustee shall not exercise any of its powers in respect to those matters without receiving written directions from the Grantor. During the Grantor's lifetime, the Trustee shall comply promptly with any such written direction, shall incur no liability by so doing or by failing to take any action in the absence of such written


                                     4.7
direction, and shall be under no duty or obligation to express its opinion upon such direction, or to review, evaluate or reevaluate from time to time the investments made pursuant to such direction.

        The Grantor may release his power to direct such action by written instrument delivered to the Trustee and may reassume that power at any time by written instrument delivered to the Trustee. If the Trustee shall receive certificates of two licensed physicians that the Grantor is not capable of exercising any of these powers, he shall be deemed to have released the powers and the Trustee shall have full power to take any such action. The Grantor shall be deemed to have reassumed the powers if the Trustee shall receive certificates from two licensed physicians that he has recovered the ability to exercise the powers. Any person may transact business with the Trustee without inquiring whether the Grantor has directed the action and without inquiring whether the Grantor has relinquished or become unable to exercise the power.

        During the Grantor's lifetime and so long as the Grantor has not relinquished or become unable to exercise the powers described in this paragraph C, the Trustee's fees for ordinary services shall be appropriately reduced to take into account the absence of investment responsibility. The powers granted the Trustee in the preceding paragraphs of


                                     4.8
this Article IV shall be subject to the provisions of this paragraph C.

     D. Provisions Regarding Investments After Grantor's Death or Disability.

        The following provisions regarding investments shall apply from and after the demise or incompetence of the Grantor (determined in the same manner as the release of a power, as set forth in paragraph C of this Article IV).

        (1) The powers, authorities and discretions described in subparagraphs
(1) through (3), both inclusive, and subparagraphs (5) and (6) of paragraph A of this Article IV are herein collectively described as "Investment Control." Notwithstanding the foregoing provisions of this Article IV, from and after the demise or incompetence of the Grantor (determined in the same manner as the release of a power set forth in paragraph C of this Article IV), the Trustee may not exercise any Investment Control without giving notice of the proposed action to the Special Trustee named in paragraph B of Article III of this instrument (who shall have the power to veto any such proposed action). Such notice shall be given by telephone or in writing, by certified mail, return receipt requested, addressed to the Special Trustee at his address last known to the Trustee.

        If the Trustee shall receive approval of the proposed action at any time, or if it shall receive no oral


                                     4.9
or written veto of the proposed action from the Special Trustee within five business days after the Special Trustee shall have been informed of the proposed action, the Trustee shall be free to proceed with the proposed action. Any oral notification, approval or veto shall be followed by a written confirmation from one party to the other, within three business days of the conversation. Notice by certified mail shall be deemed to have informed the Special Trustee of the proposed action on the date he or his agent signed the return receipt provided. The Trustee shall not be liable to any beneficiary or other persons interested in any trust for the failure to take any action disapproved by the Special Trustee.

        (2) The Special Trustee named in paragraph B of Article III of this instrument shall also have the power to direct the Trustee to retain, sell, exchange or lease any trust property, or to invest the funds of any trust, on terms and conditions specified by the Special Trustee. Any such direction by the Special Trustee shall be made by telephone or in writing, by certified mail, return receipt requested, addressed to the Trustee at its address last known to the Special Trustee. Any such direction made by telephone shall be followed by a written confirmation from the Special Trustee to the Trustee within three business days of the telephone call. The Trustee shall comply with


                                     4.10
all such directions from the Special Trustee and shall have no responsibility to review the transactions, or the advisability of the retention of any trust property, directed by the Special Trustee. However, in the absence of such directions from the Special Trustee, the Trustee shall assume all of the investment duties of a Trustee, including, but not limited to, a periodic review of trust investments and proposed changes therein when it deems such changes advisable, subject only to the Special Trustee's veto. The Trustee shall not be liable to any beneficiary or other persons interested in any trust for acting pursuant to the direction of the Special Trustee, or for the failure to take any action in accordance with the Special Trustee's instructions.

        (3) Each person acting from time to time as Special Trustee shall have the power to direct, from time to time, that the Trustee employ reputable professional investment counsel of his choice regarding all or any part of the investments held by the trust estate. In addition, each such person shall have the power to remove any independent investment counsel and to direct the Trustee to retain other reputable professional investment counsel of his choice.

        Only investment counsel that shall have been acting as investment counsel for the preceding five years and which is currently handling five other accounts of




                                     4.11
similar size may be appointed hereunder. Any appointment or removal of investment counsel shall be effective upon the delivery of a written instrument to the Trustee. The Trustee shall abide by the decision of such independent counsel in respect to property placed under its control, but shall not be held liable or otherwise surcharged for losses directly attributable to investments made on the advice of said independent counsel. During the periods that independent counsel is retained by the Trustee, the Trustee shall not be required to conduct reviews of trust investments subject to the supervision of such investment counsel, and shall not be required to take any action in respect to such trust investments unless the Trustee shall receive written instructions to do so from such investment counsel. The Trustee shall not be liable to any person for acting or for the failure to take any action pursuant to the direction of such investment counsel.

        In the event such investment counsel is retained, or in the event the Special Trustee shall direct investments of substantial assets from time to time, the Trustee's fees for ordinary services shall be reduced appropriately to take into account the absence of investment responsibility in respect to such property during the applicable period.

    E.  Insurance Provisions

        The Trustee may continue to hold any policies



                                     4.12
of insurance on the life of GLORIA KAUFMAN which shall be transferred to the Exemption Trust, may designate the Exemption Trust as the beneficiary of all such policies, may apply all dividends in reduction of premiums, and may pay all premiums due and to become due on said policies during the life of GLORIA KAUFMAN. The amount of all premiums shall be charged proportionately against the income of each trust into which the Exemption Trust shall be divided from time to time, or if the income thereof shall be insufficient, against the principal thereof.

                                *  *  *  *  *


                                     4.13

                                  ARTICLE V

                              GENERAL PROVISIONS

    The following general provisions shall be applicable to any trust created hereunder.

    A.  Accrued Income Treated as Other Income

        Income accrued or unpaid on trust property when received into any trust shall be treated as any other income. Periodic payments out of principal not due upon the termination of any interest or estate shall not be apportioned to that date. Proration of taxes and other current expenses to the date of termination shall not be required.

    B.  Payments to Beneficiary Under Disability

        Payments to any beneficiary under disability may be made to the guardian of the person of the beneficiary, to a custodian for the beneficiary under the Uniform Gifts to Minors Act, to the parent of any minor beneficiary for the minor's account, or to any other suitable adult with whom the beneficiary shall reside for the beneficiary's account, or may be applied for the beneficiary's benefit. Sums may be paid directly to minor beneficiaries who, in the Trustee's judgment, have attained sufficient age and discretion to render it probable that such sums will be properly expended. No bond or other security shall be required of any such payee.


                                     5.1

    C.  No Contest

        If any beneficiary of any trust hereunder or under the Will of the Grantor shall, alone or in conjunction with any other person or persons, contest the validity of any such trust or attack or seek to impair or invalidate any of its provisions, or conspire with or voluntarily assist anyone attempting to do any of these things, then the right of such person to take any interest given to him by such trust shall be determined as if such person had predeceased the execution of this instrument. Nothing in this paragraph C shall be construed as preventing any person from disclaiming all or any part of any gift to him under this instrument. The Trustee is hereby authorized to defend at the expense of the trust estate any contest or other attack of any nature upon any trust or any provision of such Will.

    D.  Construction

        In all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural and the plural shall include the singular. The headings, titles and subtitles herein are inserted solely for convenient reference and shall be ignored in any construction of this instrument.

    E.  Severability of Provisions

        If any provision of this instrument is unenforce-


                                     5.2
able, the remaining provisions shall be nevertheless carried into effect.

    F.  Additions to Trusts

        Other property acceptable to the Trustee may be added to any trust by any person, including, without limitation, proceeds of insurance as and when received, the proceeds of a pension, profit sharing or retirement plan, and any property added under the Will of any person. Unless otherwise specified in this instrument or in any other instrument of transfer, any addition to any trust which shall have been subdivided into multiple trusts shall augment proportionately the trusts into which such trust shall have been divided.

        Any addition to a trust which at such time shall have been wholly distributed shall be distributed to the beneficiary thereof, or if he shall not be then living, to his then living issue, upon the principle of representation. Any addition to a trust which at such time shall have been partially distributed shall augment proportionately the distributed and undistributed portions of such trust. Any addition to a trust over which a power of appointment has been exercised shall be held in a separate trust or distributed as if the power had not been exercised, unless the instrument exercising such power shall specify the manner in which a subsequent addition to such trust shall




                                     5.3
be distributed.

        As used herein, the term "proportionately" shall mean equally with respect to all trusts set aside for the Grantor's children, and with respect to the trusts for grandchildren into which a trust for a deceased child shall have been divided, shall refer to a fractional part of the trust set aside for such child, the numerator of which fraction shall be one, and the denominator of which shall be the number of trusts into which such deceased child's trust shall be divided from time to time. Comparable principles shall apply with respect to other beneficiaries.

    G.  Notices Re Birth, Marriage, Death, Etc.

        Until the Trustee shall receive written notice of any birth, marriage, death or other event upon which the right to payments may depend, it shall incur no liability to persons whose interests may have been affected by that event for disbursements made in good faith.

    H.  Claims of Creditors

        The Trustee shall not be personally liable to any creditor or to any other person for making distributions from any trust pursuant to the terms of this instrument if the Trustee shall have no notice of the claim of such creditor.

    I.  Governing Law

        Unless otherwise provided, the validity and




                                     5.4
construction of this instrument, and all rights thereunder, shall be governed by the laws of the State of California. This paragraph shall apply regardless of any change of residence of any Trustee or any beneficiary, or the appointment or substitution of a Trustee residing in another state. Notwithstanding the foregoing, all matters pertaining to the rights, title and interests in and to real property which shall be a part of the trust estate shall be governed by the laws of the state in which the real property is located, including such state's conflicts of law principles.

    J.  Survivorship Provision

        If GLORIA KAUFMAN shall fail to survive the Grantor for six months, or if any other person named herein shall fail to survive the Grantor for thirty days, then for all purposes hereof, GLORIA KAUFMAN or such person, as the case may be, shall be deemed to have predeceased the Grantor.

    K.  Physical Segregation Not Required

        No physical segregation or division of the trust property among the separate trusts created hereunder shall be required hereunder except as may be necessitated by distributions from any of the trusts. Separate accounts shall be maintained for the interests of the respective beneficiaries.




                                     5.5

    L.  Provisions Regarding Trust Distributions

        If, at the time of the establishment of any trust or at the time any property is transferred to a trust created under this instrument, the time fixed for any distribution or partial distribution of principal shall have passed, the distribution of such principal shall be made upon the establishment of the trust. Any direction regarding the distribution of a trust shall refer to such trust as constituted on the date of such distribution, and such direction shall not affect previous distributions from such trust.

    M.  Definitions

        (1)  "Child" and "Issue"

             The words "child" and "issue," and derivations thereof, as used herein, shall in every instance include children and issue who were legally adopted prior to their attaining majority. A child or issue in gestation shall be considered as then living for purposes of this instrument if such child or issue is later born alive. However, the words "child" and "issue" shall be limited to legitimate issue of a lawful marriage and shall specifically exclude illegitimate children and issue.

        (2)  "Education"

             The term "education" shall include but not be limited to private primary and secondary schooling, vocational training, study at an institution of higher learning, and graduate and professional education, to the extent any of said education is profitably pursued in the discretion of the Trustee, and shall encompass not only tuition, but also costs incidental to education such as, without limitation, books, travel, suitable clothing, reasonable allowance, room and board.

        (3)  "Internal Revenue Code"

             As used herein, the term "Internal Revenue Code" shall refer to the Internal Revenue Code of 1954, as amended from time to time, and to any successor statute thereto.

    N.  Probate Court Jurisdiction Available

        Sections 1138 through 1138.13 of the Probate Code of the State of California, or any successor or substitute provisions of said Code, authorizing optional probate court jurisdiction over inter vivos trusts, are hereby expressly made applicable to all trusts.

    O.  Prohibition on Use of Pension and Profit Sharing Benefits

        Notwithstanding anything to the contrary contained in this instrument, no payment or distribution received by the Exemption Trust or by the Marital Trust if no election shall be made to treat all of the Marital Trust as a qualified terminable interest property trust as provided in



                                     5.7
the Internal Revenue Code from any qualified employee benefit plan which is exempt from estate tax under section 2039(c) of the Internal Revenue Code, or the proceeds thereof, shall be paid or applied for any of the following:
Specific monetary gifts provided for in this instrument or in the Will of the Grantor, expenses of burial and last illness, income, inheritance, estate and other taxes attributable to or chargeable against the Grantor's probate estate or any trust, creditors' claims, debts, obligations, or any other expenses of administration or other charges against the Grantor's estate.

     P. Exercise of Power Subsequently Located

        If upon the expiration of six months after the death of any person holding a power of appointment given him or her herein, no instrument purporting to exercise said power shall have been brought to the attention of the Trustee, any property may be distributed according to the terms of this instrument as if the power had not been exercised. In the event a document purporting to exercise said power shall be subsequently located, the Trustee shall not be liable to the appointees under such exercise, and the rights of such appointees and the persons receiving property from the Trustee shall be governed by applicable law.

     Q. Property in Trust Until Age Twenty-Five

        Subject to the provisions of Article II which


                                     5.8
specify the maximum duration of all trusts hereunder, while any person entitled to outright distribution of any property shall be under the age of twenty-five years, the Trustee shall hold and administer such beneficiary's property for his benefit, add income to principal, and apply therefrom such sums as may be, in the discretion of the Trustee, necessary for his support, health and education. When the beneficiary shall have attained age twenty-five years, all property then held for his benefit shall be distributed to him, or upon his prior death, subject to the provisions of this paragraph, such property shall be distributed to his then living issue upon the principal of representation, or if no such issue shall be then living, such property shall be distributed in equal shares to his then living brothers and sisters and to the then living issue of any of the beneficiary's brothers and sisters theretofore deceased, upon the principle of representation, or if none of them are then living, to the beneficiary's legal heirs according to the laws of succession of the State of California relating to separate property then in force.

                                *  *  *  *  *



                                     5.9

                                  ARTICLE VI

                       PAYMENT OF TAXES AND OTHER ITEMS

    A.  Payment of Death Taxes

        Subject to the provisions of Article VII pertaining to Treasury Bonds, all estate, inheritance or succession taxes or other death duties levied by any jurisdiction and payable by reason of the inclusion of any portion of the trust estate in the taxable estate of the Grantor shall be paid from the Exemption Trust, unless the Grantor shall otherwise provide by specific direction in his Last Will.

    B.  Loans for Other Items

        In addition, the Trustee may loan money of the trust estate (subject to the provisions of this paragraph B) to the Grantor's probate estate in the event that said probate estate shall lack sufficient funds to pay the following items:

        (1) Any other federal estate taxes or state inheritance or succession taxes imposed by reason of the Grantor's death.

        (2) Any debts of the Grantor outstanding at the time of the Grantor's death and not barred by the statute of limitations or the statute of frauds.

        (3) Any expenses of administration incurred by reason of the Grantor's death, including but not limited to any accountants', appraisers' or attorneys' fees and any


                                     6.1
expenses of determining the amount of any estate, inheritance or income taxes payable by reason of the Grantor's death.

        (4)  Any of the Grantor's last illness or burial expenses.

        (5) Any specific bequests contained in the Last Will of the Grantor, as admitted to probate, if the Grantor's probate estate shall be insufficient to satisfy such bequests without the sale of assets which cannot be readily liquidated.

        Any such loan may be made upon such terms as the Trustee of this Trust may deem advisable, provided that such loan shall bear a reasonable rate of interest and shall be adequately secured.

    C. Payment of GLORIA KAUFMAN'S Death Taxes From Survivor's Trust and Marital Trust

        Upon the death of GLORIA KAUFMAN, subject to the provisions of
Article VII pertaining to the payment of GLORIA KAUFMAN'S federal estate taxes with United States Treasury Bonds and to any contrary provisions in the Will of the Grantor or the Will of GLORIA KAUFMAN, that portion of the federal estate taxes and of the inheritance, succession and transfer taxes, levied on or assessed against the estate of GLORIA KAUFMAN or any other person, by reason of the inclusion of the Survivor's Trust and the Marital Trust in the taxable estate of GLORIA KAUFMAN, shall be


                                     6.2
paid from such trusts in accordance with sections 970 et seq. of the California Probate Code, or any successors to said statutes, without giving effect to section 2207A of the Internal Revenue Code.

    D.  Tax Elections

        The Trustee shall have the power to take any action and to make any election to minimize the tax liabilities of any trust created hereunder and such trust's beneficiaries, and except as otherwise herein expressly provided, shall allocate the benefits among the various beneficiaries, make adjustments in the rights of any beneficiaries, or between the income and principal accounts, to compensate for the consequences of any tax election or any investment or administrative decision that the Trustee shall determine has had the effect of directly or indirectly preferring one beneficiary or group of beneficiaries over another.

                              *   *   *   *   *


                                     6.3

                                 ARTICLE VII

                       TREASURY BONDS TO PAY ESTATE TAX

    A. During the lifetime of the Grantor, the Trustee may purchase and retain as assets of the trust estate United States of America Treasury Bonds, which may be redeemed at par in payment of the federal estate tax which will be imposed upon the Grantor's estate. Similarly, if GLORIA KAUFMAN shall survive the Grantor, the Trustee may purchase and retain as assets of the Survivor's Trust or the Marital Trust United States of America Treasury Bonds, which may be redeemed at par in payment of the federal estate tax which will be imposed upon the estate of GLORIA KAUFMAN. The Trustee may borrow funds, from any Trustee or from others, for the purpose of purchasing such bonds, and secure any such borrowing by pledge of the bonds so purchased, by pledge of any other assets of the trust estate, the Survivor's Trust, or the Marital Trust (as the case may be), or by any other security arrangement which the Trustee shall determine to be feasible. Such borrowings shall bear interest at such rate as the Trustee shall agree with the lender. The discretion granted in this paragraph A should be freely exercised, at any time or from time to time, when information is received making it appear that the Grantor or GLORIA KAUFMAN may be seriously ill, or that there may be a substantial and progressive deterioration in his or her state of health. In deter-


                                     7.1
mining the amount of such bonds to purchase, consideration should be given to the Grantor's view that it is better to overestimate the amount of such bonds that may ultimately be required than to purchase an inadequate amount of bonds.

    Notwithstanding the foregoing, if GLORIA KAUFMAN shall survive the Grantor, she shall have the power to revoke the powers of the Trustee provided in this
Article VII as to the Survivor's Trust and the Marital Trust by written instrument delivered to the Trustee during her lifetime.

    B. If upon the death of the Grantor, the trust estate contains any of said Treasury Bonds, or if upon the death of GLORIA KAUFMAN, the Survivor's Trust or the Marital Trust contains any such bonds, in either case, the Trustee shall submit all of such bonds for redemption in payment of the Grantor's or GLORIA KAUFMAN'S federal estate tax, without regard to the apparent adequacy of the assets comprising his or her probate estate.

    C. The Trustee may rely conclusively upon any written estimate by the Executors or administrators of the estate of the Grantor or GLORIA KAUFMAN of the amount of the federal estate tax imposed upon such person's estate, the amounts of Government bonds which may be redeemed at par in payment of that tax, and the amounts of all other taxes, penalties, interest and, with respect to the Grantor, expenses which are described in Article VI of this instrument for which the Trustee is authorized to make loans. The Trustee shall have


                                     7.2
no duty to determine the propriety of the payment of any such amount or sum so certified by the Executors or administrators of the estate of the Grantor or GLORIA KAUFMAN, or to see to the application of any sum paid to said Executors or administrators, or to withhold distribution of any assets, other than such Government bonds, in anticipation of any such certification.

                              *   *   *   *   *


                                     7.3

                                 ARTICLE VIII

                        PRIOR DEATH OF GLORIA KAUFMAN

        In the event that the Grantor's wife GLORIA KAUFMAN shall predecease the Grantor, the Trustee shall determine the community property interest, if any, of GLORIA KAUFMAN in the trust estate. GLORIA KAUFMAN'S community property one-half interest in any assets of the trust estate determined to be community property shall be transferred from the Trustee to the Executor or Administrator of the estate of GLORIA KAUFMAN within six months of the date of her death. The Trustee of this Trust may rely on any written statement received from the Executor or Administrator of the estate of GLORIA KAUFMAN regarding the extent of her community property interest in the trust estate and shall not be liable to any beneficiary of this Trust or to any other person for transferring (or failing to transfer) any property pursuant to the written statement of such Executor or Administrator.

        This Second Amendment has been executed on June 14, 1982, at Los Angeles, California.


                                        TITLE INSURANCE AND TRUST COMPANY


                                        By            DORIS HOLTZ
                                           ----------------------------------
                                                      Doris Holtz


                                        By        MATTHEW J. SNEDEKER
                                           ----------------------------------
                                                  Matthew J. Snedeker
                                                  Assistant Secretary

                                        TRUSTEE



                                     8.1

        I certify that I have read the foregoing Second Amendment to the DONALD
B. KAUFMAN REVOCABLE TRUST and that it correctly states the terms and conditions under which the trust estate is to be held, managed and disposed of by the Trustee. I approve this Second Amendment in all particulars and request the Trustee to execute it.

        Dated __________________________, at Los Angeles, California.



                                        DONALD B. KAUFMAN
                                        -----------------------------------
                                        DONALD B. KAUFMAN
                                        GRANTOR


        I certify that I have read the foregoing Declaration of Trust and that I join in requesting the Trustee to execute it, with respect to any right, title or interest which I may have in or to the property described in Schedule "A" attached hereto.

        In addition, unti such time as I shall otherwise instruct the Trustee in writing, it is hereby authorized to comply with all written instructions from DONALD B. KAUFMAN with respect to any asset held in this Trust.


        Dated __________________________, at Los Angeles, California.



                                        GLORIA KAUFMAN
                                        -----------------------------------
                                        GLORIA KAUFMAN



                                      8.2

STATE OF CALIFORNIA      )
                         )    ss.
COUNTY OF LOS ANGELES    )

        On June 14, 1982, before me, a Notary Public in and for the State of California, with principal office in Los Angeles County, personally appeared Doris Holtz, known to me to be the Vice President, and Matthew J. Snedeker, known to me to be the Assistant Secretary of the corporation that executed the within instrument, known to me to be the persons who executed the within instrument on behalf of the corporation therein named, and acknowledged to me that such corporation executed the within instrument pursuant to its by-laws or a resolution of its board of directors.

        IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal on the day and year first above written.


                                                   MARY E. FEATHERS
                                           -------------------------------
                                                    NOTARY PUBLIC


                                                    OFFICIAL SEAL
                                                   MARY E. FEATHERS
                                              NOTARY PUBLIC - CALIFORNIA
                                                 PRINCIPAL OFFICE IN
                                                  LOS ANGELES COUNTY
                                          MY COMMISSION EXPIRES JUNE 1, 1984



                                     8.3

                                 SCHEDULE "A"

Cash in the amount of $100.
















                                 SCHEDULE "A"